FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Closes La Fourmi Acquisition in Romania

BRUSSELS, Belgium, September 1, 2008—Delhaize Group (Euronext Brussels: DELB—NYSE: DEG), the Belgian international food retailer, announced today that it has completed through its fully-owned subsidiary Mega Image the earlier announced acquisition of La Fourmi, which operates 14 stores in Bucharest, the capital of Romania.

“Thanks to this perfect fill-in acquisition of 14 well-located stores in urban areas, Mega Image strengthens its number one position in the city of Bucharest. By the end of the year, we expect Mega Image’s network to reach 40 stores. This acquisition will also allow us to realize important buying synergies,” commented Xavier Piesvaux, General Manager of Mega Image. “We look forward to serving our new customers of La Fourmi and welcome its employees in the Mega Image family.”

Mega Image has acquired La Fourmi for an amount of EUR 18.6 million, subject to contractual adjustments. This acquisition includes real estate ownership of four stores. For 2007, the revenues of the 14 acquired stores amounted to approximately EUR 35 million. Delhaize Group will convert the La Fourmi stores, which have a selling area of 350 to 500 square meters, to Mega Image Supermarkets within the next six months. The results of La Fourmi will be consolidated in Delhaize Group’s results from September 1, 2008.

Founded in 1995, Mega Image is one of the largest supermarket chains in Romania, with 38 supermarkets (including the 14 newly acquired stores) in Bucharest, Constanta and Ploiesti. The number of employees at the end of 2007 was 1,200 people. Delhaize Group acquired Mega Image in 2000.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: September 4, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President